Via Facsimile and U.S. Mail
Mail Stop 6010

April 21, 2009

Frederick J. Crawford
Executive Vice President and CFO
Lincoln National Corporation
150 N. Radnor Chester Road
Suite A305
Radnor, PA 19087

Re: **Lincoln National Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 1-06028

Dear Mr. Crawford:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

Reinsurance, page 19

1. You disclose that Swiss Re represents your largest reinsurance exposure. In addition, on page 40 you disclose that "a reinsurer's insolvency, inability or unwillingness to make payments under the terms of a reinsurance contract, especially Swiss Re, could have a material adverse effect on our results of

operations and financial condition." It appears that the reinsurance agreement with Swiss Re is material to your business. Please revise to provide a description of each of the material terms of the agreement, including, but not limited to any payment provisions, rights obtained, material obligations that must be met to keep the agreement in place, term and termination provisions. In addition, please file a copy of the agreement as an exhibit. Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not substantially dependent on this reinsurance agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 1A. Risk Factors, page 28

2. You state on page 143 that you anticipate that "unless market conditions improve, the dividend capacity of our insurance subsidiaries will be substantially constrained in 2009." Please revise to include a risk factor which appropriately discloses the risks associated with your holding company structure and the ability of your operating subsidiaries to dividend payments to you. Also, consider the need to expand the disclosure on page 143 to include the consequences that a constrained dividend capacity of your insurance subsidiaries in 2009 could have on your financial position, results of operations and cash flows as may be required by Financial Reporting Codification Section 501.02.

Critical Accounting Policies and Estimates
Investment Valuation, page 61

3. You disclose that you use pricing services and broker quotes to estimate fair value. To the extent third parties are used to assist in the determination of fair value, please revise your disclosure to address the following:

   - The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements; and
   - The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations.

Guaranteed Living Benefits, page 64

4. Your exposure to variable annuities that contain a guaranteed withdrawal benefit, after reinsurance, increased from $88 million as of December 31, 2007 to $5 billion as of December 31, 2008. Please revise your disclosures as follows:

   - Disclose the guaranteed amounts before the consideration of any reinsurance; and

- Disclose the nature of your models, estimates of future cash flows, market-consistent scenarios selected and other relevant assumptions used in estimating the fair value of the guaranteed withdrawal benefit liability.

Results of Retirement Solutions
Future Expectations, page 75

5. Your fixed annuity business includes products with credit rates that are reset on an annual basis. You disclose that the average crediting rates were approximately 51 basis points in excess of average minimum guaranteed rates. Please quantify and provide additional disclosure regarding your increased exposure to losses due to the difference between average crediting rates and the average minimum guaranteed rates for the current period. For example, disclose the notional amount of these annuity contracts and the maximum basis points for which you could be exposed. Please also disclose the combination of rate actions and portfolio management that you expect to undertake to manage the effects of credit spreads on near-term income from operations.

Results of Insurance Solutions
Comparison of 2008 to 2007, page 88

6. Please disclose what you mean by "stranger-originated life insurance characteristics" and why these characteristics generate lower returns. Please also disclose why you do not believe that these policies will have a material impact on profitability given your disclosures that you cannot accurately identify these policies.

Results of Lincoln UK
Income from Operations, page 102

7. You disclose that the increase in income from operations was partially offset by an increase in our mis-selling reserves. Please revise your disclosures to clarify what you mean by a decrease in income from operations due to "an increase in mis-selling reserves."

Realized Gain (Loss)
Comparison of 2008 to 2007, page 109

8. You disclose that as account values declined, the characteristics of certain Guaranteed Income Benefit features shifted towards insurance benefits as opposed to embedded derivatives. Please disclose why a decline in the capital markets would shift Guaranteed Income Benefit features toward insurance benefits and the nature of the features that contribute to this shift in benefits.

Operating Realized Gain, page 110

9. Please disclose what "other amortization" represents for your GLB and GDB indexed annuity products in your table and the reasons for the increased amortization.

GLB Net Derivatives Results and GDB Derivative Results, page 112

10. Please disclose what "other amortization" represents for your GLB and GDB annuity products in your table and the reasons for the increased amortization.

GLB Net Derivative Results, page 112

11. You disclosed that the change in NPR (non-performance risk) resulted in the reduction of your guaranteed living benefits liabilities by $640 million since January 1, 2008. Please disclose the following:

- The change in your credit rating and the increase in your credit spreads that resulted in a gain of $640 million due to non-performance risk;
- The model and assumptions used to determine the non-performance risk adjustment; and
- A sensitivity analysis of reasonably likely changes in your non-performance credit risk given the significant estimates and management judgment involved in the computation.

Note 4 – Variable Interest Entities
Affiliated Trust, page 186

12. Considering the fact that the company guarantees the obligations of the trust, please tell us why the company does not have exposure to loss from the trust and why the trust is not consolidated.

Note 5 – Investments
Available-for-sale Securities, page 187

13. You disclose that mortgage-backed securities represent $10.1 billion of your fixed income securities. Please revise your disclosures to discuss the level of recent cash flows compared to the projected cash flows underlying your mortgage-backed securities when the transactions were originated. In those cases where the monthly cash flows during the fourth quarter are materially lower than the originally projected cash flows please tell us the factors considered in concluding that the investments are not impaired.

14. You disclose that overall market conditions in both the equity and credit markets caused your alternative investments portfolio, which consists mostly of hedge funds and various limited partnership investments, to under-perform relative to your long-term expectations, and that you expect these assets to under-perform at least in the short term. Please enhance your disclosures with respect to limited partnership investments as follows:

   • Disclose the amounts allocated to each respective investment strategy;
   • Provide a more robust description of each investment strategy;
   • Disclose how you determine fair value for your hedge funds and limited partnership investments; and
   • Provide a sensitivity analysis that reasonably likely changes in assumptions could have on your returns on your hedge funds and limited partnership investments.

Credit-Linked Notes, page 193

15. You recognized unrealized losses of $550 million on $600 million in credit-linked notes as of December 31, 2008. Please disclose the following regarding your assessment that the securities were not other-than-temporarily impaired as of December 31, 2008:

   • The original and year-end level of subordination;
   • The dollar amount of underlying collateral pool by credit rating from Aaa to Caa1; and
   • The factors that you considered when you feel the remaining subordination is sufficient to absorb future credit losses, subject to changing market conditions. Please also clarify what "subject to changing market conditions" means.

Note 6 – Derivative Instruments
Interest Rate Swap Agreements, page 198

16. You disclose on page 198 that interest rate swap agreements to hedge exposure to floating rate bond payments and fixed rate bond coupon payments are reported in investment income. However, in the table on page 197 you disclose that interest rate swap agreements are reported in net realized gain (loss) in your statements of income. Please tell us how you classified gains and losses on interest rate swap agreements in your statements of income over each of the last three years. Please also revise your disclosures so that your accounting policy regarding the classification of gains and losses on interest rate swap agreements is internally consistent.

Derivative Instruments Designated as Fair Value Hedges, page 199

17. You employed an equity collar on 4 million shares of your Bank of America stock holdings. Due to the decline in the value of Bank of America's stock you appear to be in a gain or receivable position on the put option leg of the equity collar. Please disclose the dollar amount due from the counterparty to the transaction, when you expect to receive the amounts due from the counterparty and the credit rating of the counterparty.

Credit Risk, Page 202

18. You disclose a non-performance risk adjustment of $20 million in the event of nonperformance by counterparties on various derivative contracts as of December 31, 2008. Please disclose the assumptions and factors considered in determining the amount of the credit or non-performance risk adjustment.

Note 7 – Federal Income Taxes, page 203

19. You disclose that no valuation allowance is necessary on the $1.8 billion in net deferred tax assets recorded in 2008. Please disclose within MD&A all of the positive and negative factors that you considered, and the reason that you concluded that it is more likely than not that the $1.8 billion in deferred tax assets will be recovered. Please refer to paragraphs 20-25 of SFAS 109.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated

by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant